UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 2494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Explanatory Note

On February 13, 2025, SharkNinja, Inc. (the “Company”) announced its financial results for the year ended December 31, 2024. The announcement of the Company’s financial results for the year ended December 31, 2024 is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of SharkNinja, Inc. dated February 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Patraic Reagan
Date: February 13, 2025		Name: Patraic Reagan
Title: Chief Financial Officer